February 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:
Aisha Adegbuyi

Re:	United Community Banks, Inc. Registration Statement on Form S-4 File No. 333-284483 Request for Effectiveness

Dear Ms. Adegbuyi:

Reference is made to the Registration Statement on Form S-4 (File No. 333-284483) filed by United Community Banks, Inc. (“United”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2025, as amended on February 4, 2025 (the “Registration Statement”).

United hereby requests the Registration Statement be made effective at 4:01 p.m., Eastern Time, on February 6, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Brandon C. Price at (212) 403-1367 or bcprice@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Price when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

UNITED COMMUNITY BANKS, INC.

By:	/s/ Melinda Davis Lux
Name:	Melinda Davis Lux
Title:	General Counsel and Corporate Secretary

cc:	Brandon C. Price, Wachtell, Lipton, Rosen & Katz